February 3, 2016

Ms. Anu Dubey

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AmericaFirst Quantitative Funds, File Nos. 333-179594, 811-22669

Dear Ms. Dubey:

On December 7, 2015, AmericaFirst Quantitative Funds (the "Registrant"), on behalf of two of its series the AmericaFirst Income Trends Fund and the AmericaFirst Quantitative Strategies Fund (each a "Fund" and together the "Funds"), filed Post-Effective Amendment Number 13 to its Registration Statement under the Securities Act of 1933 on Form N-1A for the purpose of amending investment strategy and risk disclosures of the Funds. On January 15, 2015, you provided oral comments to the Registration Statement. Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant. Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

AmericaFirst Income Trends Fund

PROSPECTUS

Comment 1.

In the Fees and Expenses table, please expand the description of dividend expenses to include a reference to "short selling" to increase the clarity of presentation for prospective shareholders.

Response.

The Registrant has re-labeled this item as "dividend expenses on short sales."

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Comment 2.

Please confirm the expense limitation agreement will be filed as an exhibit to the Registration Statement.

Response.

The Registrant confirms that the expense limitation agreement will be filed as an exhibit to the Registration Statement.

Comment 3.

In the expense limitation description the differential exclusions for interest and short selling expenses contained in expense cap limits for Class I shares suggest that Class I shares may have been favored in a manner inconsistent with Rule 18f-3. Please amend the expense limitation and description to treat all share classes equally or explain this apparent inconsistency.

Response.

The Registrant notes that SEC staff guidance has indicated that share class expense cap structures may differ, so long as each class is paying the same advisory fee, which is true here. The Registrant further notes that it does not believe that interest and short selling expenses are expenses related to the management of a Fund's assets, but rather other expenses related to investment strategy. Rule 18f-3(b), along with the repeal of the "preferential dividend" rules in the year 2010 under the RIC Modernization Act, expressly allows a fund’s adviser to waive or reimburse expenses for a specific class. Rule 18f-3(b) reads, in part, as follows: "Expenses may be waived or reimbursed by the company’s adviser, underwriter, or any other provider of services to the company." The Adopting Release (IC-20915, Section A.2.d.) explains that, as proposed, the Rule "would have permitted only waivers or reimbursements by the fund’s adviser or underwriter of class expenses, and would not have permitted waivers or reimbursements for specific classes of fund expenses, such as advisory fees." The Commission deleted the restrictions on waivers in the final rule by deleting the word "class" in order to allow waivers or reimbursements for specific classes of fund expenses. The Adopting Release further explains that this change was not intended to allow waivers to provide a means for cross-subsidization between share classes. In this case, every investor in each share class pays, the same advisory fee. Because every shareholder pays the same advisory fee there is no cross-subsidization. The fact that the adviser is willing to reimburse "other expenses" out of its own resources does not constitute a cross-subsidization because the waiver has no impact on the fees charged by the third party vendors for the various services. In other words, the adviser’s reimbursement of expenses did not increase the expenses paid by the remaining share classes. The Registrant believes that this view is consistent with the import of Rule 18f-

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3(a)(1)(ii) (which is a permissive grant that allows direct variation in share class expenses to be affirmatively borne by a share class without reaching the topic of waivers or reimbursements) and Rule 18f-3(b) (permitting waiver and reimbursement of expenses). The Registrant is not relying upon the permissive grant in Rule 18f-3(a)(1)(ii) to directly vary share class expenses, but rather upon of the wide waiver/reimbursement scope of Rule 18f-3(b) and SEC staff guidance described above. The Registrant notes that Ms. Laura Hatch of the accounting office had shared similar guidance for a different fund group and had recently confirmed this staff position.

Comment 4.

Please confirm the expense limitation agreement will be effective for at least one year form the effective date of the Registration Statement.

Response.

The Registrant so confirms.

Comment 5.

When describing the recoupment of fees previously waived or reimbursed, please include a description that the recoupment can be made so long as expenses are below both the prior expense cap and the current expense cap, if any.

Response.

The Registrant has amended recoupment-related disclosures as follows. "These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits and any expense limits in place at the time of the recoupment."

Comment 6.

Under the heading Principal Investment Strategies, please rephrase "… simple or exponential moving average." to encompass the principles of plain English.

Response.

The Registrant believes that the concept of moving average is well-understood by the investing public, but has included a partial definition of exponential moving average following the sentence referenced above to better encompass the principles of plain

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English. "An exponential moving average is similar to a simple moving average, except that more weight is given to the latest data."

Comment 7.

In the paragraph introducing the performance data, please remove reference to sales charges and performance table.

Response.

The Registrant has made the requested deletion.

Comment 8.

In the performance section, please include references to fees, expenses and taxes in the performance table rather than in the text following the table.

Response.

The Registrant has made the requested relocation of disclosures of references to fees, expenses and taxes.

Comment 9.

In the text of the performance section, please remove references to investors' inability to invest directly in an index.

Response.

The Registrant has made the requested deletion.

Comment 10.

Please explain supplementally, the use of "estimate" when describing after-tax returns.

Response.

The Registrant included the word estimate to emphasize that after-tax returns are based on the highest tax rates and do not reflect those of any particular shareholder.

Comment 11.

In the text following the table in of the performance section, please include an explanation that after-tax returns are shown for only one class and after-tax returns for other classes will vary.

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Response.

The Registrant has made the requested additional disclosure.

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AmericaFirst Quantitative Strategies Fund

PROSPECTUS

Comment 1.

In the Fees and Expenses table, please expand the description of dividend expenses to include a reference to "short selling" to increase the clarity of presentation for prospective shareholders.

Response.

The Registrant has re-labeled this item as "dividend expenses on short sales."

Comment 2.

Please confirm the expense limitation agreement will be filed as an exhibit to the Registration Statement.

Response.

The Registrant confirms that the expense limitation agreement will be filed as an exhibit to the Registration Statement.

Comment 3.

In the expense limitation description the differential exclusions for interest and short selling expenses contained in expense cap limits for Class I shares suggest that Class I shares may have been favored in a manner inconsistent with Rule 18f-3. Please amend the expense limitation and description to treat all share classes equally or explain this apparent inconsistency.

Response.

The Registrant notes that SEC staff guidance has indicated that share class expense cap structures may differ, so long as each class is paying the same advisory fee, which is true here. The Registrant further notes that it does not believe that interest and short selling expenses are expenses related to the management of a Fund's assets, but rather other expenses related to investment strategy. Rule 18f-3(b), along with the repeal of the "preferential dividend" rules in the year 2010 under the RIC Modernization

5

Act, expressly allows a fund’s adviser to waive or reimburse expenses for a specific class. Rule 18f-3(b) reads, in part, as follows: "Expenses may be waived or reimbursed by the company’s adviser, underwriter, or any other provider of services to the company." The Adopting Release (IC-20915, Section A.2.d.) explains that, as proposed, the Rule "would have permitted only waivers or reimbursements by the fund’s adviser or underwriter of class expenses, and would not have permitted waivers or reimbursements for specific classes of fund expenses, such as advisory fees." The Commission deleted the restrictions on waivers in the final rule by deleting the word "class" in order to allow waivers or reimbursements for specific classes of fund expenses. The Adopting Release further explains that this change was not intended to allow waivers to provide a means for cross-subsidization between share classes. In this case, every investor in each share class pays, the same advisory fee. Because every shareholder pays the same advisory fee there is no cross-subsidization. The fact that the adviser is willing to reimburse "other expenses" out of its own resources does not constitute a cross-subsidization because the waiver has no impact on the fees charged by the third party vendors for the various services. In other words, the adviser’s reimbursement of expenses did not increase the expenses paid by the remaining share classes. The Registrant believes that this view is consistent with the import of Rule 18f-3(a)(1)(ii) (which is a permissive grant that allows direct variation in share class expenses to be affirmatively borne by a share class without reaching the topic of waivers or reimbursements) and Rule 18f-3(b) (permitting waiver and reimbursement of expenses). The Registrant is not relying upon the permissive grant in Rule 18f-3(a)(1)(ii) to directly vary share class expenses, but rather upon of the wide waiver/reimbursement scope of Rule 18f-3(b) and SEC staff guidance described above. The Registrant notes that Ms. Laura Hatch of the accounting office had shared similar guidance for a different fund group and had recently confirmed this staff position.

Comment 4.

Please confirm the expense limitation agreement will be effective for at least one year form the effective date of the Registration Statement.

Response.

The Registrant so confirms.

Comment 5.

When describing the recoupment of fees previously waived or reimbursed, please include a description that the recoupment can be made so long as expenses are below both the prior expense cap and the current expense cap, if any.

Response.

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The Registrant has amended recoupment-related disclosures as follows. "These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits and any expense limits in place at the time of the recoupment."

Comment 6.

Please include a footnote in the fee table notifying shareholders that while the Fund presently limits 12b-1 fees to 0.25% for the current fiscal year it may charge up to 0.50%.

Response.

The Registrant has included the requested footnote.

Comment 7.

Under the heading Principal Investment Strategies, please explain that the adviser does not rebalance inverse ETFs positions daily to adjust for daily changes in the reference index.

Response.

The Registrant has added disclosures noting that the adviser does not rebalance inverse ETFs positions daily to adjust for daily changes in the reference index.

Comment 8.

Under the heading Principal Investment Risks, please change "Optimizer model" to optimization process to align with the Principal Investment Strategy description of optimization.

Response.

The Registrant has made the requested change.

Comment 9.

In the paragraph introducing the performance data, please remove reference to sales charges and performance table.

Response.

The Registrant has made the requested deletion.

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Comment 10.

In the performance section, please include references to fees, expenses and taxes in the performance table rather than in the text following the table.

Response.

The Registrant has made the requested relocation of disclosures of references to fees, expenses and taxes.

Comment 11.

In the text of the performance section, please remove references to investors' inability to invest directly in an index.

Response.

The Registrant has made the requested deletion.

Comment 12.

Please explain supplementally, the use of "estimate" when describing after-tax returns.

Response.

The Registrant included the word estimate to emphasize that after-tax returns are based on the highest tax rates and do not reflect those of any particular shareholder.

Comment 13.

In the text following the table in of the performance section, please include an explanation that after-tax returns are shown for only one class and after-tax returns for other classes will vary.

Response.

The Registrant has made the requested additional disclosure.

Comment 14.

In the performance table please move index performance to the bottom of the table.

Response.

The Registrant has made the requested change.

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The Registrant has authorized Thompson Hine LLP to acknowledge on its behalf:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Parker Bridgeport